UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

G1 THERAPEUTICS, INC.

(Name of Subject Company)

G1 THERAPEUTICS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

3621LQ109

(CUSIP Number of Class of Securities)

John E. Bailey, Jr.

President and Chief Executive Officer

700 Park Offices Drive, Suite 200

Research Triangle Park, NC 27709

(919) 213-9835

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Matthew J. Gardella, Esq. Jason S. McCaffrey, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000	Sarah Young, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, NY 10036 (617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by G1 Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 20, 2024, and amended on September 5, 2024 and September 10, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Genesis Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly-owned subsidiary of Pharmacosmos A/S, a Danish Aktieselskab (“Parent”), to acquire any and all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of the Company at a purchase price of $7.15 per Share, net to the seller thereof in cash, without interest and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on August 20, 2024, as amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

“Item 8. Additional Information” is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Cautionary Note Regarding Forward-Looking Statements” at the end of Item 8:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired one minute after 11:59 p.m., New York City Time, on September 17, 2024. Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 39,486,447 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 74.64% of the Shares outstanding as of the expiration of the Offer.

As of the expiration of the Offer, the number of Shares validly tendered and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition. All conditions to the Offer having been satisfied, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the Company’s stockholders. Accordingly, following the consummation of the Offer, the Merger was completed on September 18, 2024, in accordance with Section 251(h) of the DGCL without a vote of the Company’s stockholders. At the Effective Time of the Merger, each Share (other than (a) Shares held in the treasury of the Company immediately prior to the Effective Time, (b) Shares that immediately prior to the Effective Time were owned by Parent, Purchaser, the Company or any of their direct or indirect wholly owned subsidiaries, and (c) Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL) were automatically canceled and converted into the right to receive an amount in cash equal to $7.15, without interest and subject to any withholding of taxes required by applicable law.

As a result of the Merger, the Shares ceased trading prior to the opening of trading on The Nasdaq Global Select Market (“Nasdaq”) and will be delisted from Nasdaq. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On September 18, 2024, Parent and the Company issued a joint press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(O) to the Schedule 14D-9 and incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(O)	Joint Press Release issued by the Company and Parent, dated September 18, 2024 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2024	G1 THERAPEUTICS, INC.

	By:	/s/ John E. Bailey, Jr.
	Name:	John E. Bailey, Jr.
	Title:	President and Chief Executive Officer